Matthew B. Hemington

+1 650 843 5062

hemingtonmb@cooley.com

September 26, 2016

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Amanda Ravitz

Re:	Everspin Technologies, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed September 9, 2016 File No. 333-213569

Dear Ms. Ravitz:

Attached for submission via EDGAR on behalf of our client, Everspin Technologies, Inc. (the “Company”), is Amendment No. 1 to the Company’s registration statement on Form S-1 (“Amendment”). The Amendment updates the Company’s registration statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on September 9, 2016 (the “Registration Statement”).

The Amendment is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated September 22, 2016, with respect to the Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the Registration Statement.

Use of Proceeds – page 35

1.	We note that you expect to use a portion of the net proceeds to make payments under your agreement with GLOBALFOUNDRIES. Since it appears that your failure to make this payment may have a significant adverse effect on your relationship with GLOBALFOUNDRIES, please revise to explain whether there is any uncertainty to your intent to use proceeds to make this payment and explain additional details about the material terms of this liability to GLOBALFOUNDRIES.

Response: In response to the Staff’s comment, the Company has added the requested disclosure to the Use of Proceeds section of the Amendment.

Cooley LLP    3175 Hanover Street    Palo Alto, CA 94304-1130

t: (650) 843-5000    f: (650) 849-7400 cooley.com

United States Securities and Exchange Commission

Division of Corporate Finance

September 26, 2016

Page Two

Quarterly Results of Operations, page 52

2.	Provide additional details about what you mean by “yield issues” in the third paragraph on page 53. Does this relate to “break downs in mechanical systems, equipment failures or calibration errors” or some other cause?

Response: In response to the Staff’s comment, the Company has added the requested disclosure in the third paragraph on page 50 of the Amendment.

The Company requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to me at (650) 843-5062.

Sincerely,

/s/ Matthew B. Hemington

Matthew B. Hemington

cc: Phillip LoPresti, Everspin Technologies, Inc.

Cooley LLP    3175 Hanover Street    Palo Alto, CA 94304-1130

t: (650) 843-5000    f: (650) 849-7400 cooley.com